Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 5 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 5 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 5 in conjunction with the prospectus supplement dated March 31, 2006, the prospectus dated March 30, 2006, and all supplements to the prospectus supplement, which should be delivered in conjunction with this supplement no. 5. This supplement no. 5 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including supplement no. 1, supplement no. 2, supplement no. 3, supplement no. 4 and any other amendments or supplements to them. This supplement no. 5 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 5 supersedes information contained in the prospectus supplement, supplement no. 1, supplement no. 2, supplement no. 3 and supplement no. 4.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 5, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.
     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement, as supplemented by supplement no. 1, supplement no. 2, supplement no. 3 and supplement no. 4, is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to July 6, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and the supplements thereto, are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 5, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.

	Principal Amount
	of Debentures		Number of Shares of	Number of Shares of
	Beneficially	Percentage of	Common Stock	Common Stock Beneficially	Natural Person(s) with
	Owned and	Debentures	Issuable that May Be	Owned after the	Voting or Investment
Name of Selling Securityholder (1)	Offered (USD)	Outstanding (%)	Sold(2)(3)	Offering(4)	Power
Cheyne Fund LP	10,615,000	*	336,667	0	David Treadwell
Cheyne Leverage Fund LP	8,816,000	*	279,610	0	David Treadwell
CIP Limited Duration Co	379,000	*	12,020	0	David Treadwell
Citigroup Global Markets Inc. (#)	3,965,000	*	125,754	0	(5)
CMH Strategies Limited	217,000	*	6,882	0	Dermot Desmond
Credit Suisse Securities LLC (#)	7,100,000	*	225,185	0	Jeff Andreski
Fidelity Financial Trust: Fidelity Convertible Securities Fund (+)	10,000,000	*	317,162	(6)	(7)
Government of Singapore Investment Corporation Pte Ltd	3,000,000	*	95,148	20,323,458	Susan E. Osborn
IIU Convertible Arbitrage Fund Limited	618,000	*	19,600	0	Dermot Desmond
Princeton Medical Mutual Insurance	875,000	*	27,751	0	Rob Young, Mike Witte
Siemens Convertibles Global Markets	9,000,000	*	285,445	0	David Treadwell
TCW Group, Inc.	4,930,000	*	156,360	0	Thomas Lyon

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(4)	For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	Citigroup Global Markets Inc. is a subsidiary of a public company.

(6)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co. is the beneficial owner of 71,320,024 shares (including the number of shares issuable upon conversion of the debentures) of the common stock outstanding of Intel Corporation as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(7)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co. is a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.
     Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder’s name in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the debentures and/or the underlying common stock by any holder not identified above, the prospectus supplement will be supplemented further to set forth the name and other information about the selling securityholder intending to sell such debentures and the underlying common stock.
The date of the supplement no. 5 is July 7, 2006

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